Filed Pursuant to Rule 253(g)(2)
File No. 024-11255

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 18 DATED JUNE 7, 2022
TO THE OFFERING CIRCULAR DATED AUGUST 12, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 12, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

AP98 Controlled Subsidiary – Conroe, TX

On December 15, 2020, we directly acquired ownership of a “wholly-owned subsidiary”, Home Rent 3, LLC (the “AP98 Controlled Subsidiary”), for an initial purchase price of approximately $31,750,000, which was the initial stated value of our equity interest in the AP98 Controlled Subsidiary (the “AP98 Investment”). The AP98 Controlled Subsidiary used the proceeds from the AP98 Investment to close on the acquisition of a residential subdivision consisting of 124 homes and totaling approximately 197,000 rentable square feet (the “AP98 Property”) located in Conroe, TX. Details of this acquisition can be found here.

On June 25, 2021, the AP98 Controlled Subsidiary secured senior financing through a $17,500,000 bridge loan from KeyBank. Details of this financing can be found here.

On June 2, 2022, the AP98 Controlled Subsidiary refinanced the AP98 Property via a $15,069,000 Freddie Mac loan from KeyBank (the “AP98 Senior Loan”). The AP98 Senior Loan features a 10-year term and 5 years interest-only at a floating rate of 2.46% over the Secured Overnight Financing Rate (“SOFR”).

In connection with the closing of the AP98 Senior Loan, we made an additional equity contribution of approximately $3,393,000 to the AP98 Controlled Subsidiary.